

Mail Stop 3561

March 31, 2016

Catherine R. Smith
Chief Financial Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

      Re: **Target Corporation**
            Form 10-K for the Fiscal Year Ended January 30, 2016
            Filed March 11, 2016
            File No. 1-6049

Dear Ms. Smith:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

1. Summary of Accounting Policies, page 39

Consolidation

1. We note you consolidate variable interest entities where it has been determined that you are the primary beneficiary. Please tell us what consideration you gave to disclosing the information required by ASC 810-10-50-2AA regarding your involvement with variable interest entities, the disclosures required by ASC 810-10-50-3 with respect to variable interest entities you consolidate as the primary beneficiary and the disclosures required by ASC 810-10-50-4 with respect to variable interest entities you do not consolidate because you are not the primary beneficiary.

6. Pharmacies and Clinics Transaction, page 40

2. You disclose CVS will operate the pharmacy and clinic businesses in your stores under a perpetual operating agreement and CVS will make annual inflation-adjusted occupancy-related payments. We also note rental income from CVS referenced on page 52. Please tell us more about this transaction:

- Clarify for us what you mean by "occupancy-related" payments, whether all or a portion represent lease payments and tell us your consideration of ASC 840 as it relates to your agreement(s) with CVS.

- Explain your basis for recording the occupancy-related payments as a reduction to SG&A expense, your consideration of SAB Topic 8:A and the term of the annual occupancy-related payments if other than perpetual.

- Tell us the key assumptions used in your discounted cash flow analysis in determining the estimated fair value of the leasehold interest.

28. Pension and Postretirement Health Care Plans, page 59

3. With reference to the specific authoritative guidance on which you relied, please tell us the basis in GAAP for your accounting for the discontinuance of the postretirement health benefits and recognition of the curtailment gain during 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Dave Donlin, Assistant General Counsel